LIGHT ART VR INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS ENDED DECEMBER 31, 2021 AND 2020

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



MS Tax & Accounting Solutions Ltd.

Independent Accountant's Review Report

To Management
Light Art VR Inc.
Bridgeview, IL

I have reviewed the accompanying financial statements of Light Art VR Inc, which comprise the balance sheets as of December 31, 2020 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted inthe United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

I am required to be independent of Light Art VR Inc. and to meet my other ethical responsibilities, in accordance with the relevant ethical requirements related to my review.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Muneer Shehadi

MS Tax & Accounting Solutions, Ltd.
Orland Park, IL
March 1, 2022

Light Art VR Inc.
Statements of Financial Position
As of December 31, 2021 and 2020

		12/31/2021		12/31/2020
CURRENT ASSETS:				
Cash and cash equilvalents	$	325,095	$	207,199
Trade Accounts Receivable		985,800		-
Total Current Assets		1,310,895		207,199
TOTAL ASSETS	$	1,310,895	$	207,199
CURRENT LIABILITIES:				
Accounts Payable		21,140		-
Total Current Liabilities		21,140		-
PROPERTY & EQUIPMENT				
Property & equipment, net		5,697		4,427
TOTAL LIABILITIES		26,837		4,427
SHAREHOLDERS' EQUITY				
Share Capital		58		-
Additional Paid-In Capital		419,942		440,604
Retained Earnings (Deficit)		864,058		(237,832)
TOTAL SHAREHOLDER'S EQUITY		1,284,058		202,772
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	1,310,895	$	207,199

See independent accountant's review report and accompanying notes to financial statements.

-3-

Light Art VR Inc.
Statements of Operations
For the Year Ended December 31, 2021 and 2020

	12/31/2021	12/31/2020
REVENUE	$ 1,947,694	$ 130,086
COST OF REVENUE	608,804	199,525
GROSS PROFIT	1,338,890	(69,439)
OPERATING EXPENSES:		
Advertising	2,200	2,898
Bank Service Charges	946	496
Charitable Contributions	29,100	15,000
Contract Expenses	46,840	0
Conventions/Trade Shows	10,419	6,275
Depreciation	1,382	492
Meals & Entertainment	247	348
Miscellaneous	3,117	1,896
Professional & Legal Expenses	5,491	700
Office Supplies & Software	43,792	19,262
Postage & Shipping	45,363	396
Travel	17,103	6,327
Total Operating Expenses	206,000	54,090
NET INCOME BEFORE TAXES	1,132,890	(123,529)
PROVISION FOR INCOME TAXES:		
Current	(31,000)	-
Deferred	-	-
NET INCOME	$ 1,101,890	$ (123,529)

See independent accountant's review report and accompanying notes to financial statements.

-4-

Light Art VR Inc.
Statements of Shareholder's Equity
For the Year Ended December 31, 2021 and 2020

	Common Stock		Additional	Earnings /	Stockholders'
	Shares	Amount	Paid-in Capital	(Accumulated	Equity
Balance at December 31, 2019			423,094	(114,303)	308,791
Contributions/(Distributions)			17,510		17,510
Net Income/(Loss)				(123,529)	(123,529)
Balance at December 31, 2020	-	-	440,604	(237,832)	202,772
Conversion of Membership Units			(440,604)		(440,604)
Issuance of Common Stock	5,820,000	58	419,942		420,000
Net Income/(Loss)				1,101,890	1,101,890
Balance at December 31, 2021	5,820,000	58	419,942	864,058	1,284,058

Light Art VR Inc.
Statement of Cash Flow
For the Year Ended December 31, 2021 and 2020

	12/31/2021	12/31/2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$ 1,101,890	$ (123,529)
Depreciation Expense	(1,382)	(492)
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	(985,800)	-
Accounts Payable	(21,140)	
Income Tax Payable	31,000	-
Other	(5,402)	(2,953)
Total Adjustments	(981,342)	(2,953)
Net Cash Flows From Operating Activities	120,548	(126,482)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(2,652)	(4,919)
Net Cash Flows From Investing Activities	(2,652)	(4,919)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member Contributions/Withdrawals		17,510
Net Cash Flows From Financing Activities	-	17,510
NET INCREASE (DECREASE) IN CASH	117,896	(113,891)
CASH - BEGINNING	207,199	321,090
CASH - ENDING	$ 325,095	$ 207,199

LIGHT ART VR INC.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2021 and 2020

1. ORGANIZATION AND PURPOSE

Light Art VR Inc. (the “Company”) was formed in 2018 in Wyoming as a limited liability company and converted to a corporation organized under the laws of the State of Delaware in 2021. The Company creates and develops content that focuses on VR and 3D productions. The Company pairs its content with customized and cutting-edge motion platforms which aim to provide a one-of-a-kind adrenaline pumping experience.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2021 and December 31, 2020, the Company’s cash positions include its operating bank account.

d) Accounts Receivable

The Company’s trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount

determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021 and 2020, the Company has no allowance for doubtful accounts.

e) Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2021 and 2020, the balance of inventory was $0.

f) Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

g) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

h) Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company is subject to franchise and income tax filing requirements in the State of Delaware.

i) Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

j) Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

k) Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

l) Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $1,947,694 and $130,086 in revenue for the years ended December 31, 2021 and 2020, respectively.

m) Advertising Expenses

The Company expenses advertising costs as they are incurred.

n) Research and Development

Research and development costs are expensed as incurred.

3. COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

4. EQUITY

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.00001 par value per share. As of December 31, 2021, 5,820,000 shares have been issued and are outstanding.

5. SUBSEQUENT EVENTS

The Company has evaluated subsequent events and transactions through March 1, 2022. It has been determined that no events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10.